Exhibit 99.1

Syneron™ Unveils Elegant, Portable eMatrix™ Skin Resurfacing System
Breakthrough device features sleek design with intuitive interface

YOKNEAM, ISRAEL—December 9, 2008 – With a simple touch of their finger, physicians now can initiate the best treatment for skin resurfacing patients. Syneron™ Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elōs™ combined-energy medical aesthetic devices, today unveils and launches the sleek eMatrix™ treatment system, a portable touch-screen device that allows physicians to program dermatological procedures requiring skin resurfacing.

An exciting advancement in aesthetic procedure technology that helps physicians to treat more patients in more locations, eMatrix utilizes Matrix RF™, the world’s first RF-only technology for fractional ablation and skin resurfacing, which was FDA-cleared and received the CE Mark for wrinkle reduction in August.  The new eMatrix system uses fractional tissue heating to provide ablation and effective resurfacing. With the SelectPulse feature, physicians can “tune” eMatrix to any of three resurfacing programs, customizing the depth of ablation and degree of skin resurfacing to each patient’s needs.

“In developing this product, we looked to modern innovations in consumer technology as our inspiration and created the future of medical aesthetic devices,” said Syneron CEO Doron Gerstel.  “Our physician customers are sophisticated professionals and the elegant yet functional product design matches their desire for not only effective but also attractive equipment.”

The fractional resurfacing treatment system combines fresh design style with ease-of-use for physicians.  With an intuitive 15” touch screen interface, physicians simply can select proper treatment parameters for a wide range of skin types and applications. Lightweight and compact, the treatment system easily fits in a carrying case for travel between practice locations and creates a clutter-free environment for small or crowded treatment settings.

“With the launch of eMatrix, Syneron is offering an intelligent design to complement the latest in high-performance aesthetic treatment technology,” said Gerstel. “Physicians will benefit from the ability to treat more patients more accurately and in more offices due to the portability and high-tech eMatrix system interface.”

Treatments most often are performed around the eyes, mouth and cheek, but can be performed on an entire face. The RF energy induces a skin injury which is maximized in the region of the matrix spots with an accelerated healing process supported by the tissue surrounding the matrix spots.

“The Matrix RF technology in eMatrix produces a unique combination of skin rejuvenation, wrinkle reduction, skin tightening and even lifting with less downtime than traditional skin rejuvenating treatments,” said Dr. Amy Taub.  “My patients are pleased with the fast, visible results of smoother, brighter and tighter skin, without having to sacrifice time from their busy schedules."

“As big ticket surgeries become financially out of reach for more consumers, our physicians are reporting they see patients increasingly trading down from expensive surgical procedures for lower cost, minimally invasive alternatives,” said Don Fagan, president of Syneron North America. “eMatrix is an affordable addition to any practice during this challenging economic period, offering patients surgical-caliber results at a lower cost.”

The eMatrix is the third product in Syneron's series of fractional skin treatment devices, which currently includes the Matrix IR™, an applicator for non-ablative fractional treatments, and Matrix RF for ablative fractional treatments.  For more information, please visit http://www.syneron.com.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elôs combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elôs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications for facial and body shaping applications Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, Calif., European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo, elôs, eMatrix, Matrix RF, and Matrix IR are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elôs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

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For more information, please contact:
Judith Kleinman
VP Investor Relations
+972 (54) 646-1688
ir@syneron.com

Elin Nozewski
Airfoil PR for Syneron
(248) 304-1412
nozewski@airfoilpr.com